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Exhibit

Exhibit Description

99.1 Announcement on 2026/04/29: Announcement of board meeting approved the consolidated financial statements for the first quarter of 2026

99.2 Announcement on 2026/04/29: The board meeting approved capital budget execution

99.3 Announcement on 2026/04/29: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4 Announcement on 2026/04/29: The Board of Directors approved a share repurchase program

99.5 Announcement on 2026/04/29: UMC announced its operating results for the first quarter of 2026

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the first quarter of 2026

1. Date of submission to the board of directors or approval by the board of directors: 2026/04/29

2. Date of approval by the audit committee: 2026/04/29

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2026/01/01~2026/03/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 61,037,902

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 17,818,490

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 11,276,411

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 16,643,830

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 16,116,984

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 16,171,474

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.29

11. Total assets end of the period (thousand NTD): 599,931,908

12. Total liabilities end of the period (thousand NTD): 193,195,750

13. Equity attributable to owners of parent end of the period (thousand NTD): 406,700,597

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2026/04/29

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 4,683 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2026/04/29

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$15,397,490

4. Cancelled shares: 1,539,749 shares

5. Capital reduction percentage: 0.0122%

6. Share capital after capital reduction: NT$125,769,848,700

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2026/04/29

12. Any other matters that need to be specified: None

Exhibit 99.4

The Board of Directors approved a share repurchase program

1. Date of the board of directors’ resolution: 2026/04/29

2. Purpose of the share repurchase: to transfer to employees

3. Type of shares to be repurchased: Common shares

4. Ceiling on total monetary amount of the share repurchase (NTD): NTD 212,951,478 thousand

5. Scheduled period for the repurchase: 2026/04/30~2026/06/29

6. No. of shares to be repurchased (shares): A maximum of 50,000,000 shares

7. Repurchase price range (NTD): NTD 52.50 to NTD 109.50 per share

8. Method for the repurchase: Purchased directly from open market

9. Shares to be repurchased as a percentage of total issued shares of the Company (%): 0.40%

10. Cumulative no. of the Company’s own shares held at the time of reporting (shares): 0

11. Status of repurchases within three years prior to the time of reporting: None

12. Status of repurchases that have been reported but not yet completed: None

13. Minutes of the board of directors meeting that resolved for the share repurchase:

To approve the 22nd share repurchase program and the declaration of capital maintenance.

(1)
To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.
a.
Purpose of the repurchase: to transfer to employees.
b.
Period for the repurchase: 2026/04/30~2026/06/29.
c.
Number of shares to be repurchased: A maximum of 50,000,000 shares.
d.
Repurchase price range: NT$52.50 to NT$109.50 per share, If the market price falls below the lowest range, the company is still authorized to purchase the shares.
e.
The Transfer Repurchased Shares to Employees Phase 22nd Procedure and the declaration of capital maintenance.
(2)
Pursuant to Article 28-2, paragraph 1 of the Securities and Exchange Act, the program shall be approved by a majority of the directors present at a directors meeting attended by two-thirds or more of directors.
(3)
To authorize the Chairman or his duly authorized designee(s) to execute all relevant matters that require change upon approval by the competent authority.

Resolution: Approved.

14. The Rules for Transfer of Shares set forth in Article 10 of the Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies:

Transfer Repurchased Shares to Employees Phase 22nd Procedure

Article One: To motivate employees and in accordance with R.O.C. Securities and Exchange Law article 28-2-1-1 and regulation of Securities and Futures Bureau, Financial Supervisory Commission, R.O.C. on “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”, the Company establishes the “Transfer repurchased shares to employees phase 22nd procedure”. The repurchased shares will be transferred to employees according to related laws and this procedure.

Article Two: The shares to be transferred are the shares that were repurchased under the resolution of the 16th meeting, 13th term of Board of Directors of repurchasing up to 50,000,000 shares. The rights and obligations of the shares, unless regulated by this procedure or related laws, are the same as other common shares outstanding.

Article Three: According to this procedure, the Board of Directors is authorized to transfer this phase’s repurchased shares to employees one time or various times in five years starting from the date of repurchase period. Any shares not transferred by the deadline shall be deemed as unissued shares of the Company and shall be cancelled and the share transfer registration shall be processed in accordance with the law.

Article Four: For employees who have joined the Company or the Company’s subsidiaries (the subsidiaries are companies over 50% of the common stocks of which are held by the Company directly or indirectly) one year and above from the date of subscription record date or those who have special contribution to the Company and being approved by the Board of Directors, are entitled to subscribe the amount specified in article five of this procedure.

Article Five: To set the standard for share subscription according to employee’s rank, years of service, individual performance, and special contribution to the Company, and will submit the standard to the board for approval. However, if the list of transferees includes managerial officers, it must be submitted to the Remuneration Committee for approval before being submitted to the Board of Directors for a resolution; if the list of transferees does not include managerial officers, it must be submitted to the Audit Committee for approval before being submitted to the Board of Directors for a resolution.

Article Six: The transfer procedure of this phase’s share repurchase program: According to the board resolution, make announcement and execute company share repurchase during the repurchase period.

The Board of Directors is authorized under this procedure to establish and announce the subscription record date, the standard for subscription amount, the payment period, and the rights contents and restrictions etc.

Calculate the actual share amount with payment and transfer the shares accordingly.

Article Seven: The transfer price will be determined by the average price of shares purchased and the cost of capital could be included. If the Company’s number of common shares increase, then the transfer price will be adjusted accordingly. The cost of capital is defined of Taiwan Bank’s 1-yr bulk time deposit floating interest rate.

Article Eight: After the repurchased shares are being transferred and registered under employees’ names, unless otherwise specified, the rights and obligations of the shares are the same as the other common shares.

Article Nine: This procedure will go into effect after approval at a Meeting of the Board of Directors. This shall apply to any amendments.

15. The Rules for Conversion of Shares or the Rules for Subscription of Shares set forth in Article 11 of the Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies: N/A

16. Declaration that the financial status of the Company has been considered by the board of directors, and that its capital maintenance will not be affected:

The number of shares to be repurchased accounts for 0.40% of UMC’s outstanding shares, and the maximum amount for repurchase program is 2.67% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the repurchase program.

17. Appraisal or opinion by a CPA or securities underwriter about the reasonableness of the share repurchase price:

The buyback of these common shares in the stated price range is reasonable and will not have a material impact on UMC’s financial structure, book value per share, earnings per share, return on equity, quick ratio, current ratio and cash flow by the report of Horizon Securities.

18. Other matters stipulated by the SFB: None

Exhibit 99.5

UMC announced its operating results for the first quarter of 2026

1. Date of occurrence of the event: 2026/04/29

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2026 Results

Business traction on 22nm continues to gain momentum, accounting for 14% of Q1 revenue

Expect Q2 wafer shipments to grow by high single digit

First Quarter 2026 Overview:

‧Revenue: NT$61.04 billion (US$1.93 billion)

‧Gross margin: 29.2%; Operating margin: 18.5%

‧Revenue from 22/28nm: 34%

‧Capacity utilization rate: 79%

‧Net income attributable to shareholders of the parent: NT$16.17 billion (US$511 million)

‧Earnings per share: NT$1.29; earnings per ADS: US$0.204

Taipei, Taiwan, ROC – April 29, 2026 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2026.

First quarter consolidated revenue was NT$61.04 billion, decreasing 1.2% from NT$61.81 billion in 4Q25. Compared to a year ago, 1Q26 revenue increased 5.5%. Consolidated gross margin for 1Q26 was 29.2%. Net income attributable to the shareholders of the parent was NT$16.17 billion, with earnings per ordinary share of NT$1.29.

Jason Wang, CEO of UMC, said, “In the first quarter, our wafer shipments increased 2.7% quarter-on-quarter on strong growth in the consumer segment, lifting overall utilization rate to 79%. Despite a decline in blended average selling price during the quarter, which partly reflected higher 8-inch wafer shipments, gross margin held firm at 29.2%. Demand for our 22nm logic and specialty processes continues to gain momentum, with 22nm revenue reaching another record high and accounting for 14% of first-quarter revenue. By the end of this year, over 50 customers will have completed tape-outs on our 22nm platforms for a diverse range of applications, including display driver ICs, networking chips, and microcontrollers. We continue to invest in next-generation technologies – beyond 22nm, our 12nm collaboration with Intel will provide customers with technology continuity as well as a U.S.-based manufacturing option. UMC also recently announced important developments in emerging businesses, including a strategic partnership to deploy thin-film lithium niobate (TFLN) photonics for AI infrastructure.”

CEO Wang added, “Going into the second quarter, we expect strong wafer shipment growth across both 8-inch and 12-inch portfolios, supported by a strong rebound in the communication segment as well as healthy demand across computer, consumer, and industrial markets. While the current memory supply shortage and the ongoing conflict in the Middle East are creating certain headwinds and market volatility, UMC continues to foresee resilient market demand. UMC will continue to monitor industry and macroeconomic developments closely while prudently managing our business to cope with market dynamics amid evolving semiconductor landscape changes.”

CEO Wang said, “UMC’s long-term commitment to corporate sustainability was once again recognized in S&P Global’s annual Sustainability Yearbook. With only 848 out of 9,200 large corporations selected for the 2026 Yearbook, UMC was awarded the ‘Top 1%’ highest ranking within the Semiconductor and Semiconductor Equipment sector. Last month, we also announced a MoU with Infineon to drive reduction of greenhouse gas emissions across our shared supply chain. With value chain (Scope 3) emissions the largest share of a company’s total emissions, and also the most complex to address, collaboration with our partners is essential as we strive towards our goal of achieving net zero emissions by 2050. We are pleased to join forces with Infineon to accelerate decarbonization action among our common suppliers.”

Second Quarter 2026 Outlook & Guidance

‧Wafer Shipments: Will increase by high-single digit

‧ASP in USD: Will increase by low-single digit

‧Gross Profit Margin: Approximately 30%

‧Capacity Utilization: low-80% range

‧2026 CAPEX: US$1.5 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A